WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026

The following management discussion and analysis (the "MD&A") of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated November 5, 2026, and provides an analysis of the Company's results of operations for the three and nine months ended September 30, 2026.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward-looking statements relating to its potential future performance. The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and nine months ended September 30, 2026, and the notes thereto, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") as applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting, and Western's audited consolidated financial statements for the year ended December 31, 2025, and the notes thereto, which have been prepared in accordance with the IFRS Accounting Standards. The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year-ended December 31, 2025 and note 2 to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2026. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (the "TSX") and the NYSE American under the symbol WRN. The Company's Annual Information Form for the year ended December 31, 2025 (the "AIF"), is filed with Canadian regulators on SEDAR+ at www.sedarplus.ca. This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at https://www.sec.gov/edgar/.

The operations of the Company are speculative due to the high-risk nature of the mining industry and given the Company is an exploration and permitting stage company.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in the AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A.  Reference is made to the discussion of forward-looking statements under the heading "Cautionary Note Regarding Forward-Looking Statements" at the end of this document.

Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", "Project" or "Casino Project").  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.  Alongside an organizational commitment to sustainable mining practices, the Casino Project has the potential to become a landmark, multi-generational, critical minerals operation in Canada.

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

CORPORATE DEVELOPMENTS

Financings

On February 26, 2026, the Company completed a bought deal public offering (the "Offering") of 22,169,125 common shares of the Company at a price of $4.15 per common share for gross proceeds of $92,001,869. In connection with the Offering, the Company paid the underwriters a cash commission of $4,587,830 and incurred other share issuance costs of $1,103,229.

Strategic Investor - Rio Tinto Canada

On June 13, 2025, the Company extended and revised the investor rights agreement with Rio Tinto. As part of the revised investor rights agreement, Rio Tinto will continue to hold a seat on the Casino Project Technical and Sustainability Committee. Rio Tinto's existing standstill and trading restrictions, along with certain other obligations, remain in effect, while the previous board observer right and potential board seat rights, were extinguished. The revised investor rights agreement will expire on the earlier of November 30, 2026 and when Rio Tinto's ownership falls below 5.0% unless the Company and Rio Tinto otherwise mutually agree to extend (the "Rio Tinto Expiry Date"). Rio Tinto currently has an approximate 8.5% ownership in the Company.

Under the revised investor rights agreement, until the Rio Tinto Expiry Date, Rio Tinto has agreed:

• not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions,

• not to acquire any securities of the Company, subject to certain exceptions, and

• to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

In connection with the revised investor rights agreement, Rio Tinto has certain rights until the Rio Tinto Expiry Date, including:

• the continued right to appoint one member to the Casino Project Technical and Sustainability Committee,

• the continued right to appoint up to three secondees to the Casino Project,

• the continued right to participate in future equity issuances to maintain its ownership in the Company, and

• a continued one-time "demand registration right" and "piggy-back registration rights."

Strategic Investor - Mitsubishi Materials Corporation

On July 20, 2026, the Company announced that Mitsubishi Materials Corporation ("Mitsubishi Materials") had completed the precondition for the previously announced extension of their amended and restated investor rights agreement effective May 30, 2026. Mitsubishi Materials acquired 1.2 million common shares of the Company through open market purchases and, as such, the rights and obligations pursuant to the amended and restated investor rights agreement have been extended until the earlier of November 30, 2028 and when Mitsubishi Materials' ownership falls below 3.0% (the "Mitsubishi Materials Expiry Date"). Mitsubishi Materials' current ownership in Western has returned to approximately 5.0% from 4.5%.

Under the revised investor rights agreement, until the Mitsubishi Materials Expiry Date, Mitsubishi Materials has agreed:

• not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions, and

• not to acquire any securities of the Company, subject to certain exceptions.

Until November 30, 2028, Mitsubishi Materials has also agreed to abstain from voting or vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

In connection with the revised investor rights agreement, Mitsubishi Materials has certain rights until the Mitsubishi Materials Expiry Date, including:

• the continued right to appoint one member to the Casino Project Technical and Sustainability Committee,

• the continued right to appoint the greater of one director of the Company or 17% of the number of directors (rounding to the nearest whole number), if Mitsubishi Materials' ownership increases to at least 12.5%, and

• the right to participate in future equity issuances to maintain its ownership in the Company.

Until the later of November 30, 2028 and when Mitsubishi Materials' ownership falls below 3.0%, Mitsubishi Materials also has the right of first negotiation to offtake at least its proportionate share of minerals produced from the Casino Project.

Management and Board Changes

On October 26, 2026, the Company announced that Sandeep Singh will step down as President and Chief Executive Officer and as a director of the Company effective October 31, 2026.  Mark E. Smith, Chairman of the Board, has been appointed Interim Chief Executive Officer of the Company, and Michael Psihogios has been appointed President of the Company in addition to his role as Chief Financial Officer of the Company, both effective November 1, 2026. The Board will initiate an executive search for a new CEO.

On August 10, 2026, the Company announced the appointment of Mr. Mark E. Smith as Chair of the board of directors (the "Board"), succeeding Raymond Threlkeld, who will continue to serve as a director of the Company.

On January 12, 2026, the Company announced the appointment of Mr. Robert Dirk as the Chief Operating Officer of the Company and Mr. Christian Roldan as Vice President, Technical of the Company.

On November 14, 2025, the Company announced the appointment of Mr. Mark E. Smith to its Board.

On June 14, 2025, following the voting results from the Company's Annual General Meeting, the Company announced the appointment of Ms. Pamela O'Hara to the Board. Dr. Bill Williams and Ms. Tara Christie did not stand for re-election.

CASINO PROJECT UPDATE

Environmental Assessment and Permitting

The Casino Project is in the environmental assessment and permitting phase. The Company submitted its Environmental and Socio-economic Effects Statement (the "ESE Statement") for the proposed Casino Project on October 6, 2025, to the Yukon Environmental and Socio-economic Assessment Board ("YESAB"), the Yukon's independent assessment body established under the Yukon Environmental and Socio-economic Assessment Act ("YESAA"). The Company is actively engaged with YESAB, relevant government agencies and First Nations in connection with the process (the "Panel" and "Panel Review").

The ESE Statement details the assessment of potential project-related and cumulative environmental and socio-economic effects for Valued Environmental and Socio-economic Components ("VESECs"). With the implementation of a comprehensive suite of environmental management measures, including mitigation measures, management and monitoring plans, and an adaptive management approach, project-related residual effects and any cumulative residual effects were assessed to be not significant across all VESECs.

The next step after submission involves a sufficiency review by YESAB's Executive Committee. The purpose of this review is to determine whether the ESE Statement contains sufficient information to move forward in the Panel Review or whether YESAB requires supplemental information. Following its review, on February 2, 2026, the Executive Committee determined that supplemental information is required and issued a series of information requests for the Company to address.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

On July 15, 2026, the Company submitted its responses to the supplementary information and clarification requests received from the Executive Committee. The responses add to the substantial body of technical work that is the foundation for YESAB's review of the Project. Once the requested supplemental information has been deemed sufficient, YESAB will finalize the Terms of Reference, establish the Panel, and the Panel will commence its technical review of the ESE Statement through a structured information request process.

On August 10, 2026, the Company, announced it commenced a site program to support the technical analysis phase of the YESAB Panel Review for the Casino Project.  The site program is designed to advance specific aspects of engineering design and optimization, positioning the Company for the next phases of technical analysis and supporting future planned permitting activities.  The site program includes further geotechnical drilling and permafrost investigations across proposed mine infrastructure sites, including the tailings management facility, heap leach facility, stockpile areas, and open pit. Metallurgical drill holes are also planned within the oxide cap to provide additional sample density across key ore types and support ongoing test work focused on enhancing metal recovery. This work is complemented by test pits, ground geophysical surveys, and a drone magnetics survey.

Government of Yukon

On March 2, 2026, the Government of Yukon announced a restructuring of its Mineral Resources Branch, creating a dedicated Major Mines and Technical Services branch and establishing a Deputy Minister's Oversight Committee on Major Mines and Critical Minerals. These measures are designed to improve coordination, reduce permitting delays, and provide regulatory certainty for mine development projects in the territory.

Economic Impacts of the Casino Project

The Company engaged MNP LLP, a Canadian accounting and consulting firm, to conduct updated economic impact modeling that quantifies Casino's direct, indirect, and induced economic effects across Canada.

Study Highlights (at US$3.60/lb Cu and US$1,700/oz Au):

- Economic Growth: Over its proposed 27-year mine life, Casino is estimated to contribute over C$44 billion to Canada's GDP, including over C$37 billion in the Yukon.

- Job Creation: Casino would directly employ approximately 700 workers and create an additional 2,000 jobs across suppliers, contractors, and local businesses, generating over C$12 billion in wages and salaries over the mine life.

- Government Revenues: Each year, Casino is forecasted to generate C$175 million in tax revenue for the Government of Yukon and C$231 million for the Government of Canada.

- Critical Minerals Production in Canada: Casino is positioned to become one of North America's largest producers of copper and molybdenum - both included on Canada's official list of critical minerals, with copper designated as one of six priority critical minerals essential for economic growth.

Infrastructure

The Company continues to provide updates on infrastructure initiatives supporting the development of the Casino Project, including the Yukon-B.C. Grid Connect Project, Yukon Resource Gateway Project, and the Port of Skagway Transportation Study.

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Yukon-B.C. Grid Connect Project:

On September 17, 2024, Natural Resources Canada ("NRCan") conditionally approved $40 million in funding to advance pre-feasibility work for a high-voltage transmission energy corridor connecting the isolated Yukon electrical grid to the North American grid in British Columbia (the "Grid Connect"). Western is pleased to report that the conditions for this funding have been met by the Yukon Development Corporation ("YDC"), an entity of the Government of Yukon, which included a 25% YDC funding commitment over and above the $40 million from NRCan. Subsequently, a contribution agreement with NRCan was officially signed in Ottawa on February 14, 2025, where project planning activities have since commenced. With its significant industrial load, the Casino Project is central to the concept behind the Grid Connect - its advancement signals confidence in the Casino Project's potential and its role in shaping the Yukon's future infrastructure. While Western continues to advance LNG as the Casino Project's base case power solution, the Company looks forward to working alongside YDC and First Nations to help make the grid connection a success.

On October 1, 2025, YDC published a report on the shared benefits of the Grid Connect, noting that the project links Canada's northwest to the North American grid. The transmission line would electrify several diesel-reliant communities and significant critical mineral developments in the Yukon and B.C.'s Northwest Corridor. Additionally, according to the report, the Grid Connect could unlock up to C$7.6 billion per year in clean economic growth, support more than 36,000 long-term jobs, and enable up to 2,000 MW of new renewable energy. The report identifies the Casino Project as a potential source of stable baseload demand that could support the transmission line's economic viability.

On November 13, 2025, Prime Minister Carney referred the Northwest Critical Conservation Corridor - including the proposed Yukon-B.C. Grid Connect - to the Major Projects Office ("MPO") to accelerate the development and delivery of this nation-building project. The Company welcomes the federal recognition of this corridor and its extraordinary potential to advance critical minerals development and clean power transmission, while upholding Indigenous rights and supporting Indigenous project leadership.

On June 26, 2026, the Honourable Tim Hodgson, Minister of Energy and Natural Resources, announced that the federal government will prioritize financial and regulatory support for five transmission projects across Canada, including the Yukon-B.C. Grid Connect. The announcement builds on Canada's National Electricity Strategy, launched by Prime Minister Mark Carney on May 14, 2026, which aims to double the capacity of Canada's grid by 2050.

Yukon Resource Gateway Project:

On March 22, 2025, the Government of Yukon announced the inclusion of the Dempster Highway in the Yukon Resource Gateway Project ("Gateway Project"), expanding the scope of the initiative to include Arctic security and regional connectivity. Whilst positive for the Yukon, a portion of funding previously allocated to the Casino Copper-Gold Access Road has been redirected to support this near-term priority. Western remains in close collaboration with the Yukon government, and discussions on future funding are expected to advance as the project moves through the environmental assessment process, which includes the road.

Port of Skagway Transportation Study:

Western has completed an updated transportation study evaluating options for shipping concentrate from the Casino Project to the Port of Skagway ("Skagway"). The study, conducted in collaboration with the Municipality of Skagway and the Government of Yukon, assessed both bulk and containerized transportation methods, assessed infrastructure requirements at Skagway, and provided feasibility-level capital and operating cost estimates across multiple scenarios. Several promising transportation alternatives were identified, with costs broadly in-line with, or lower than, the Company's 2022 feasibility study estimates. The Municipality of Skagway at its Borough Assembly Meeting on August 21, 2025, re-iterated its support for the transportation study, mineral shipments and related permitting at Skagway.

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Community and First Nations Engagement

The Company prioritizes early and ongoing engagement with Yukon Communities and First Nations. Western is actively building relationships with Yukon First Nations whose Traditional Territories are affected by the Casino Project. Engagement is on-going and has consistently increased as the Casino Project advances through the environmental assessment and permitting process, including ongoing meetings, workshops, community sessions, and site visits.  Input from affected First Nations has helped inform project planning and design, including environmental monitoring and key elements such as access, tailings management, heap leach facility design, water treatment and closure planning. To date, the Casino Project has completed Traditional Land Use Studies, entered into capacity and other project agreements.

Drilling Program

On March 27, 2024, the Company announced the results from the 2023 drilling program (the "Drill Program") at the Casino Project. The Drill Program was developed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

The 2023 Drill Program consisted of seven holes for 2,244 m ranging from 130 m to 556 m in length. The drill holes were located inside the current pit boundaries and were selected to provide a range of grades, host rocks, and mineralogy.  The drill holes were also selected to convert indicated mineral resources to measured mineral resources.

Results from the Drill Program continued to show the importance of the Core Zone wherein relatively higher grades are encountered.

The Drill Program also included 783 m of geotechnical and hydrogeological drilling designed by Knight-Piesold Consulting, which targeted the ground conditions of the proposed open pit, stockpiles, tailings management facility, heap leaching facility, new airstrip, and the proposed Ranney well site.

On August 10, 2026, as part of its site program update for the Casino Project, the Company announced that for the first time in years, the Company is evaluating targets on the broader land package to support the planning of future exploration concepts, which remains largely untested. The Company has begun investigating some of those concepts for potential future exploration.

Metallurgical Program

On February 13, 2025, the Company announced results from a supplemental metallurgical program (the "Metallurgical Program") for the Casino Project.

The Metallurgical Program used drill core composites of material representing potential mill feed taken from the Drill Program with more variable copper, gold, and molybdenum levels than had been tested in previous drill campaigns and from a broader period of planned mining. The fifteen composites of approximately 200 kg were subjected to detailed mineralogy, comminution testing, flotation testing and detailed analysis of copper concentrates. Composite preparation and all metallurgical test work was completed at ALS Metallurgy in Kamloops, B.C.

Standard processing methods continue to produce good recoveries for copper and gold, consistent with previous metallurgical work. The program achieved significantly higher recoveries for molybdenum. Casino would produce a high gold grade copper concentrate and a separate molybdenum concentrate. Both are expected to be highly marketable given the very low levels of impurities.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

The outline of the Metallurgical Program and the review of the results were completed by Western's Technical and Sustainability Committee, which is comprised of members from Western, Rio Tinto and Mitsubishi Materials.

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on the Casino Project. The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource estimate with an effective date of April 29, 2022, and mineral reserve estimate with an effective date of June 13, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

RESULTS

The Study indicates that the potential economic returns from the Project justify its further advancement and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Initial Capital Costs ($millions)	3,618
Sustaining Capital Costs ($millions)	751
Total Capital Costs ($millions)	4,369

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,700 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization included in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western. The following table presents the Mineral Reserve that is the basis for this Study.

	Tonnes	NSR	Cu	Au	Mo	Ag	CuEq	Cu	Au	Mo	Ag
Mill Ore Reserve:	(Mt)	($/t)	(%)	(g/t)	(%)	(g/t)	(%)	(Mlbs)	(Moz)	(Mlbs)	(Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

	Tonnes	NSR	Au	Cu	Mo	Ag	AuEq	Au	Cu	Mo	Ag
Heap Leach Reserve:	(Mt)	($/t)	(g/t)	(%)	(%)	(g/t)	(g/t)	(Moz)	(Mlbs)	(Mlbs)	(Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022, and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities. They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver. Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

On August 9, 2022, the Company filed a technical report titled "Casino Project, Form NI 43-101F1 Technical Report Feasibility, Yukon, Canada" with an effective date of June 13, 2022 (the "Report"). The Report summarizes the results of the Feasibility Study on the Casino Project, which results were first reported by the Company in a news release dated June 28, 2022.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2026	2025
	$	$
Claims maintenance	-	38,133
Engineering	1,321,937	765,081
Exploration and camp support	8,517,586	899,055
Permitting	7,604,607	14,972,034
Salary and wages	1,771,603	1,441,926
Share-based payments	737,122	477,441

TOTAL	19,952,855	18,593,670

During the nine months ended September 30, 2026, the Company advanced permitting and environmental assessment activities for the Casino Project, including the submission in July 2026 of responses to the supplementary information and clarification requests received from the YESAB Executive Committee. During the third quarter, the Company also commenced its 2026 site program, including geotechnical, permafrost and metallurgical drilling and geophysical surveys. Additionally, the Company progressed engineering studies, along with engagement and consultation with First Nations that may be impacted by the Casino Project.

During the nine months ended September 30, 2025, the Company's activity focused on the Casino Project, including the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee in 2025. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the project.

Royalty payments

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017, when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements or the audited annual consolidated financial statements.

As at and for the quarter ended	30-Sep-26	30-Jun-26	31-Mar-26	31-Dec-25
	$	$	$	$
Loss and comprehensive loss	1,677,772	1,672,446	2,540,714	964,409
Loss per share - basic and diluted	0.01	0.01	0.01	0.00
Cash and short-term investments	120,668,932	128,640,227	134,355,648	50,533,286
Exploration and evaluation asset	164,245,090	153,140,758	147,493,607	144,292,235
Total assets	287,984,302	284,916,605	282,865,251	195,889,770

As at and for the quarter ended	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24
	$	$	$	$
Loss and comprehensive loss	890,292	627,995	637,066	1,593,628
Loss per share - basic and diluted	0.00	0.00	0.00	0.01
Cash and short-term investments	55,383,540	58,445,510	62,911,262	67,972,991
Exploration and evaluation asset	141,284,490	135,317,346	128,122,617	122,690,820
Total assets	198,287,325	197,154,774	193,998,798	192,793,386

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by variability in gains on marketable securities, stock-based compensation, wages and benefits, and interest income.

During the three months ended September 30, 2026, the Company recognized wages and benefits of $1,040,037 and share-based payments of $740,442. Wages and benefits were higher than comparative quarters due to the expanded management team as noted below. The increase in expenses in the current quarter was partially offset by interest income of $966,594 earned during the period.

During the three months ended June 30, 2026, the Company recognized share-based payments of $1,172,064. This expense is not consistent with other quarters due to the number of stock options, restricted share units (RSUs), including milestone RSUs, and deferred share units (DSUs) granted, along with the valuation, and recognition differences relating to the underlying equity compensation grants. This increase in expense in the current quarter was partially offset by higher interest income of $968,246 earned during the period.

During the three months ended March 31, 2026, the Company incurred share-based payments totaling $916,987 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants, as well as increased wages and benefits expense due to an expanded management team, following the appointment of its Chief Operating Officer and VP, Technical.

During the three months ended December 31, 2025, the Company recognized share-based payments totaling $411,202 due to timing, valuation and recognition differences relating to the underlying stock option grants, and the recognition and amortization related to RSUs.

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended September 30, 2025, share-based payments totaled $474,126 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants.

During the three months ended June 30, 2025, share-based payments totaled $747,852 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. Additionally, the Company recognized a gain on marketable securities of $909,174 during the period.

During the three months ended March 31, 2025, share-based payments totaled $641,804 due to the number of options granted, timing, valuation, and recognition differences relating to the underlying stock option grants. Additionally, the Company recognized lower professional fees and a gain on marketable securities of $775,000, during this period.

During the three months ended December 31, 2024, the Company recognized interest income of $791,360 due to higher interest-bearing balances and higher interest rates. The Company also incurred share-based payments totaling $533,224 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well as the recognition and amortization related to RSUs. In addition, the Company recorded accrued severance of $449,124 during the period. The Company also recorded a loss on marketable securities of $150,000.

Exploration and evaluation asset

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of the exploration and evaluation asset increases from period to period.

During the three months ended September 30, 2026, June 30, 2026 and March 31, 2026, the exploration and evaluation asset increased by $11,104,332, $5,647,151 and $3,201,372, respectively, primarily related to advancing permitting and environmental assessment activities for the Casino Project, with a focus on the sufficiency review by the YESAB Executive Committee. The increase in the three months ended September 30, 2026 also reflects the commencement of the 2026 site program. Additionally, the Company progressed engineering studies, site work, along with engagement and consultation with First Nations that may be impacted by the Casino Project.

During the three months ended December 31, 2025 and September 30, 2025, the exploration and evaluation asset increased by $3,007,745 and $5,967,144, and respectively, primarily driven by the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee, which occurred in October 2025, alongside planning for the ESE Statement sufficiency review by the YESAB Executive Committee. In addition, the Company's activity included engagement and consultation with First Nations that may be impacted by the project.

During the three months ended June 30, 2025, March 31, 2025, and December 31, 2024 the exploration and evaluation asset increased by $7,194,729, $5,431,797, and $4,673,078 respectively, which primarily included the advancement of permitting and engineering activity to support the submission of the ESE Statement to the YESAB Executive Committee in 2025.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

As of September 30, 2026, the Company had cash held in high-interest accounts, as well as short-term investments in the form of Guaranteed Investment Certificates as follows:

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Classification	Weighted average rate	Weighted average term	Principal	Accrued Interest	Total
	%	days	$	$	$
Short-term investments	3.29	350	92,808,092	1,231,192	94,039,284
Cash	2.69	-	26,629,648	-	26,629,648
Total	3.29	350	119,437,740	1,231,192	120,668,932

RESULTS OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30
	2026	2025	2026	2025
	$	$	$	$
Depreciation	98,654	31,333	213,123	64,715
Filing and regulatory fees	20,813	25,284	392,660	303,991
Office and administration	451,364	274,105	1,063,180	598,924
Professional fees	105,289	180,952	504,588	536,861
Share-based payments	740,442	474,126	2,829,493	1,863,782
Shareholder communication and travel	192,256	216,514	609,176	570,179
Wages and benefits	1,040,037	631,958	2,614,795	2,049,748

CORPORATE EXPENSES	2,648,855	1,834,272	8,227,015	5,988,200

Foreign exchange loss	2,861	(3,223)	6,138	(194)
Interest income	(966,594)	(406,624)	(2,332,561)	(1,614,346)
Gain on marketable securities	(7,350)	(534,133)	(9,660)	(2,218,307)

LOSS AND COMPREHENSIVE LOSS	1,677,772	890,292	5,890,932	2,155,353

THREE MONTHS ENDED SEPTEMBER 30, 2026

The Company incurred a loss of $1,677,772 ($0.01 per common share) for the three months ended September 30, 2026, compared to a loss of $890,292 ($0.00 per common share) for the same period in 2025. The increase in the quarterly loss was primarily attributable to higher wages and benefits, share-based payments and office and administration expenses, along with a decrease in gain on marketable securities, partially offset by higher interest income earned during the quarter.

NINE MONTHS ENDED SEPTEMBER 30, 2026

The Company incurred a loss of $5,890,932 ($0.03 per common share) for the nine months ended September 30, 2026, compared to a loss of $2,155,353 ($0.01 per common share) over the same period in 2025. The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Share-based payments increased by $965,711, primarily due to the recognition of stock option, RSU and DSU compensation expense. The increase was driven by higher valuations of the equity instruments granted, a result of a higher share price, as well as more instruments being granted.

Wages and benefits increased by $565,047, primarily due to an expanded team in 2026.

Office and administration expenses increased by $464,256 due to higher corporate activity during the period.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Interest income increased by $718,215, reflecting higher average cash and short-term investment balances during the period following the bought deal public offering.

The Company recognized a gain on marketable securities of $9,660, compared to $2,218,307 in the comparative period.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2026	2025
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,233,217)	(2,460,966)
Financing activities	88,012,088	3,069,832
Investing activities	(81,409,160)	(4,410,698)
CHANGE IN CASH AND EQUIVALENTS	4,369,711	(3,801,832)

Cash and cash equivalents - beginning	22,259,937	14,202,317
CASH AND CASH EQUIVALENTS - ENDING	26,629,648	10,400,485

Cash and cash equivalents totaled $26,629,648 as at September 30, 2026 (December 31, 2025 - $22,259,937). Cash and cash equivalents and short-term investments totaled $120,668,932 as at September 30, 2026 (December 31, 2025 - $50,533,286). Western's net working capital (current assets less current liabilities) as at September 30, 2026 totaled $113,996,753 (December 31, 2025 - $48,708,424).

Western is an exploration and permitting stage company. As at the date of this MD&A, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current cash and short-term investments on hand will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2026, the Company completed a bought deal public offering for net proceeds $86,310,810. Additionally, the Company received $1,951,530 from the exercise of stock options and expended $250,252 on lease and financing obligation payments.

During the nine months ended September 30, 2025, the Company received $1,857,084 from the exercise of stock options, $1,275,000 from the exercise of warrants and expended $62,252 on lease payments.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

The table below summarizes the actual use of proceeds incurred up to September 30, 2026, compared to the expected use of proceeds from the bought deal offering documents1:

	Expected Use of Proceeds (Offering Document)[1]	Actual Use of Proceeds to Date[2]
Permitting activities	$30,000,000	$3,439,969
Engineering activities	$20,000,000	$2,063,982
Site Activities	$20,000,000	$8,255,927

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2026, the Company purchased, on a net basis, $64,995,970 in short term investments, spent $15,880,857 on its exploration and evaluation asset and spent $532,333 on property and equipment.

During the nine months ended September 30, 2025, the Company redeemed, on a net basis, $8,187,879 in short term investments, and spent $15,120,339 on its exploration and evaluation asset and received $2,571,837 in proceeds from the sale of marketable securities.

A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this MD&A.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 226,276,171 common shares outstanding. The Company also has 6,721,524 stock options outstanding with exercise prices ranging from $1.35 to $4.18, 1,351,920 restricted share units and 581,854 deferred share units to be settled by way of common shares issued from treasury.

1 As per Short Form Prospectus dated February 20, 2026. Excludes expected use of proceeds for general corporate and working capital.

2 Up to September 30, 2026

14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

CONTRACTUAL OBLIGATIONS

The Company leases office space and a vehicle in Whitehorse, Yukon and finances certain field equipment. In addition to other commitments already disclosed, the Company's undiscounted contractual obligations by calendar year are as follows:

Year	Lease payments	Financing obligations	Total
	$	$	$
2026	56,850	72,494	129,344
2027	196,630	289,975	486,605
2028	165,447	289,975	455,422
2029	170,179	289,975	460,154
2030	175,066	127,269	302,335
2031	44,075	-	44,075
TOTAL	808,247	1,069,688	1,877,935

KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers. The remuneration of key management during the periods presented was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries and director fees	736,978	539,100	2,276,316	1,635,739
Share-based payments	701,614	551,088	2,731,104	1,896,393

KEY MANAGEMENT COMPENSATION	1,438,592	1,090,188	5,007,420	3,532,132

Share-based payments represent the fair value expensed during the periods presented above for stock options, RSUs and DSUs previously granted to directors and officers. Salaries and share-based payments for certain officers are capitalized to the exploration and evaluation asset and the balance is recognized in the statement of loss and comprehensive loss.

During the three and nine months ended September 30, 2026, the Company recorded a bonus accrual of $279,103 and $837,309 (three and nine months ended September 30, 2025 - $181,501 and $544,504), respectively, which is recorded in salaries and director fees above.

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS accounting standards requires the exercise of judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation asset

The carrying amount of the Company's exploration and evaluation asset represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company is required to make significant judgements in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment may include (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area is neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs. If any of these indicators are present, management would need to assess whether the exploration and evaluation asset should be impaired. There are no indicators of impairment as of September 30, 2026.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments.

Effective January 1, 2026, the Company adopted certain amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and adoption of these amendments did not have a material effect on our condensed interim consolidated financial statements. For financial liabilities settled in cash using an electronic payment system, we applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. It is effective for annual reporting periods beginning on or after January 1, 2027, including interim periods within that year, and requires retrospective application. The Company will adopt IFRS 18 on January 1, 2027 and re-present its comparative information accordingly. IFRS 18 affects presentation and disclosure only and will not change the recognition or measurement of any items, the Company's loss and comprehensive loss, or its total assets, liabilities and equity.

Management is currently completing its assessment of the standard's effect on the Company. Income and expenses will be presented in operating, investing and financing categories, with new subtotals for operating loss and for loss before financing and income taxes. The Company expects to present interest income and gains and losses on marketable securities in the investing category, and interest expense on lease and asset-backed equipment financing obligations in the financing category. In the statement of cash flows, operating activities will be reconciled from operating loss.

Based on its assessment to date, the Company does not expect to present any management-defined performance measures.

As of September 30, 2026, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

There has been no change in the Company's ICFR system during the nine months ended September 30, 2026, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The President & CEO and the CFO evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2025. Based on this evaluation, our President & CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2025, and as of September 30, 2026, there has been no change in our disclosure controls and procedures.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework. The Company has exposure to liquidity, credit, and market risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, accounts payable and accrued liabilities, and financing obligations.

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company closely monitors its liquidity position and endeavours to ensure it has adequate sources of funding to finance its projects and operations. Some of the Company's cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy. Cash and cash equivalents and short-term investments are held with Schedule 1 chartered banks in Canada. Substantially all cash and cash equivalents and short-term investments held with financial institutions exceed government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions. The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this MD&A that are not historical facts are forward-looking information and forward-looking statements within the meaning of applicable securities legislation and involve risks and uncertainties (collectively, "forward-looking statements"). Certain forward-looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding prospective financial performance, financial position or cash flows and readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates; the results of metallurgical testing programs; the timing and amount of any estimated future production, costs of production, and capital expenditures; project schedules; the Company's proposed plan for its properties, including the development of the Casino Project; recommended work programs; costs and timing of the development of new deposits; success of exploration and permitting activities; permitting timelines; currency fluctuations; requirements for additional capital; government policy between Canada and the United States, including potential tariffs and retaliatory tariffs, regulation of mineral exploration or mining operations; environmental risks; the review of the submitted Environmental and Socio-economic Effects Statement and the timing thereof; unanticipated reclamation expenses; title disputes or claims; limitations on insurance coverage; the timing and possible outcome of potential litigation; the potential advancement of a high-voltage transmission line network connecting the Yukon electrical grid to the North American grid in British Columbia; and the impact of potential global pandemics on the Company's business and operations. In certain cases, forward-looking statements can be identified by words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "may not", "could", "would" or "would not", "might" or "will be", "occur" or "be achieved". Such statements are included, among other places, under the heading "Casino Project Update" in this MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and mineral resource estimates; exploration and evaluation expenditures; results of the Study (including projected economic returns, operating costs, capital costs and other financial results in connection with the Casino Project); cash flow forecasts; exploration results at the Company's properties; budgets; work programs; permitting and other timelines; the Company's engagement with local communities; estimated timing for construction of, and production from, any new projects; market price of precious and base metals; expectations regarding future price assumptions, financial performance; or other statements that are not statements of historical fact.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) political and legal developments in jurisdictions where Western operates, or may in the future operate, being consistent with Western's current expectations, (2) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (3) requisite capital and financing will be available on acceptable terms, (4) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (5) no unforeseen disruptions or delays, unexpected geological or other effects, equipment failures, or permitting including any disruptions caused any future pandemics or any other unforeseen disruptions or delays that would have an adverse effect on Western's operations, (6) equipment, labour and materials costs increasing on a basis consistent with Western's current expectations, and (7) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Western and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, history of losses and negative operating cash flow; risks inherit to mineral exploration and development activities; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; risks related to the potential loss of the Company's properties; uncertainty as to timely availability of permits and licenses and other governmental approvals; risks related to the Company's dependence on a single project; title risks; price fluctuations of the Common Shares; risks surrounding statutory and regulatory compliance; risks surrounding environmental laws and regulations; risks surrounding land reclamation costs; operational risks surrounding the remote location of assets; risks surrounding Western's ability to maintain its infrastructure; risks involved in fluctuations in gold, copper and other commodity prices; uncertainty of estimates of capital and operating costs, recovery rates, production estimates, and estimated economic return; changes in project parameters as plans continue to be refined; risks related to the cooperation of government agencies and Indigenous peoples in the exploration and development of Western's property; volatility in the price of metals; climate change risks; risks related to fluctuations in currency exchange rates; risks surrounding dilution of the Common Shares; dependence on members of management and key personnel; competition risks; inflation risks; risks related to macro-economic factors including global financial volatility; potential natural disasters, terrorist acts, health crises and future pandemics; risks related to the need to obtain additional financing to develop the Company's property and uncertainty as to the availability and terms of future financing; litigation risks; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks related to potential acquisitions and the integration thereof; risks related to operations; risks related to the feasibility study and the possibility that future exploration and development will not be consistent with the Company's expectations; risks related to joint venture operations; conclusions of economic evaluations; possible variations in mineral reserves, mineral resources, grade or recovery rates; insurance risk; reclamation costs; risks related to conflicts of interest; risks related to internal controls; tax risks, specifically related to the Company's classification as a "passive foreign investment company" under the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to information technology and cybersecurity; risks related to regulatory compliance; the Company's history of not paying dividends; and risks related to shareholder activism; impact of any global pandemics and the Russian invasion of Ukraine; and other risks and uncertainties disclosed in the AIF and Form 40-F, each of which provide for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Although Western has attempted to identify important factors that could affect it and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements may prove to be inaccurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events unless required by applicable securities law.

Non-GAAP Measures and Other Financial Measures

Alternative performance measures in this MD&A, such as "cash cost" and "free cash flow", are used to provide additional information. These non-GAAP performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess performance of the Company's property and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standard meaning within IFRS accounting standards and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS accounting standards.

CAUTIONARY NOTE TO U.S. INVESTORS

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

20

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Nine months ended September 30, 2026
(Expressed in Canadian dollars, unless otherwise indicated)

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

21